FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MARCH, 2006

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Madison Minerals Inc. BC FORM 53-901F, Material Change Report,

2.

Madison Minerals Inc. News Release Dated March 2, 2006,

3.

Madison Minerals Inc. Interim Financial Statements, For The Period Ended January 31, 2006.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.

(Registrant)

Date: April 5, 2006

By:

“James G. Stewart”

 James G. Stewart

Its:

 Secretary

(Title)

Madison Minerals Inc.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

April 5, 2006

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Rupert Legge

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

March 2, 2006

Item 3.

Press Release

March 2, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

See attached news release.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 16th day of March 2006.

MADISON MINERALS INC.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

MADISON	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
MINERALS INC.	Tel: (604) 331-8772 Fax: (604) 331-8773

March 2, 2006	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

NEXT PHASE OF DRILLING BEGINS IN PNG

Madison Minerals Inc. (TSX-V: MMR) is pleased to report that it has been advised by Buffalo Gold Ltd. (“Buffalo”) that Buffalo has begun its 2006 drilling program on Madison’s Mt. Kare Property in Papua New Guinea.  In a release issued today, Buffalo reported:

“The drill programme is part of the pre-feasibility study being carried out on the Western Roscoelite Zone  (“WRZ”) which, from previous work by joint venture partner Madison Minerals, appears to be the higher-grade portion of the overall Mt. Kare mineralisation.

As reported in Buffalo’s news release of February 13, 2006, the drill programme will consist of between 5,000 and 6,000 metres diamond drilling in 50 to 60 drill holes, of which a minimum of 3,000 metres should be completed by the end of July.  The basic aim behind the programme is to reduce the spacing of the drill intersections on the ore horizon to 30 metres both along strike and down dip.  This will meet two main objectives:

•

To increase the confidence level in the historical resource.

•

To gain a better understanding of the structural controls on the higher grade portions of the ore zone.

Buffalo is well equipped to carry out this task with a highly experienced group of geoscientists, headed by President John Tully.  Vice President Exploration Greg Moseley, Field Manager John Keenan and Senior Geologist Agnes Keenan have worked together as a team since 1993 and have extensive experience in evaluating structurally complex, variable grade gold deposits in various terranes including epithermal deposits such as Mt. Kare.  They have been involved in the discovery and evaluation of several producing mines.  This experienced group is further assisted by two Papua New Guinean geologists.

The same team will concurrently be initiating the evaluation of several thus far unexplored targets previously known to exist on the property and several newly identified targets.  These include:

•

Previously known targets:

o

 Extensions of known ore bodies - all of the currently known mineralised zones, viz: Western Roscoelite Zone, Central Zone, C9 Zone, Black Zone and the Pump Creek Zone have the potential to be extended by detailed drilling both along strike and down dip.

o

 Red Hill - large magnetic anomaly known to be caused by a mafic intrusive of the Mount Kare Igneous suite, with associated brecciation and gold mineralisation that is currently being artisanally worked by informal miners.

o

 Lubu Creek - alluvial miming area some 4.5 kilometres southwest of the Mount Kare mineralised zones where rock samples have assayed as high as 520 g/t gold.

o

 Lower Maratane Zone - area defined by soil and alluvial geochemical sampling and trench and bedrock samples which indicate similar mineralisation to the WRZ.  With float samples grading up to 8.9 g/t. This is potentially an extension of the WRZ.

o

 Orosa Creek - a relatively unknown quantity, this target is a strong northwest trending magnetic high some two kilometres east of the main project area.  There is some alluvial mining associated with this structure.

•

New Targets:

o

 Geophysical anomalies - as part of the review of the previous work, Buffalo is carrying out a re-processing and re-interpretation of the existing geophysical data set.  Considerable value has thus far been obtained from this on-going exercise in the form of a number of other discrete anomalies which have been interpreted to represent potential intrusive bodies.  Each of these identified intrusives may represent additional targets for exploration.

It is expected that as this re-working of the data proceeds and is refined, more targets will be forthcoming both from the geophysics and from the structural refinement which is the consequence of this study.  It is considered critical that the structure be well understood in order to optimise the ore resource prior to a full scale feasibility study.

Buffalo’s President, John V. Tully, P. Geo., is the qualified person for the purposes of NI43-101 that was responsible for the preparation of the technical information disclosed in this news release”.

To find out more about Madison Minerals Inc. (TSX-V: MMR), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

“Chet Idziszek”
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

MADISON MINERALS INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended January 31, 2006

(Unaudited – Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended January 31, 2006.

Madison Minerals Inc.

(An exploration stage company)

Consolidated Balance Sheets

As at

(expressed in Canadian dollars)

	January 31, 2006	October 31, 2005

ASSETS

Current
Cash and cash equivalents	$ 1,091,456	$ 40,587
Marketable securities	28,900	28,900
Receivables	16,798	12,636
Prepaid expenses and deposits	3,857	3,857
	1,141,011	85,980

Resource properties (Note 4)	2,481,873	2,624,230
Deferred financing costs	-	11,885
Equipment	28,235	30,053
	$ 3,651,119	$ 2,752,148

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 91,326	$ 354,936

Shareholders’ Equity
Capital Stock (Note 5)
Authorized
60,000,000 common shares without par value

Issued
27,051,216 (October 31, 2005 – 21,833,179) common shares	61,804,558	60,528,028
Contributed surplus	1,858,098	1,785,937
Deficit	(60,102,863)	(59,916,753)
	3,559,793	2,397,212
	$ 3,651,119	$ 2,752,148

Nature and continuance of operations (Note 1)

Subsequent event (Note 11)

Approved by the Board: “Chet Idziszek”    Director

 “James G. Stewart”    Director

Madison Minerals Inc.

 (An exploration stage company)

Consolidated Statements of Operations and Deficit

(expressed in Canadian dollars, unaudited)

	Three Months Ended January 31, 2006 $	Three Months Ended January 31, 2005 $

EXPENSES
Amortization	1,818	2,435
Bank charges	244	493
Consulting	24,000	-
Filing fees	12,682	2,839
Insurance	-	4,544
Interest and loan bonus	-	30,991
Legal fees	9,411	17,171
Mt. Kare expenditures	19,938	-
Office and rent	54,944	46,744
Office rent reimbursements	(32,209)	(30,645)
Public relations	20,531	34,923
Transfer agent’s fees	2,213	4,625
Travel	921	52,035
Wages and benefits	82,885	92,186
	(197,378)	(258,341)

OTHER INCOME
Interest earned	3,973	281
Foreign exchange gain	7,295	1,749
	11,268	2,030

Loss for the period	(186,110)	(256,311)

Deficit – Beginning of period	(59,916,753)	(14,222,378)

Deficit – End of period	(60,102,863)	(14,478,689)

Basic and diluted loss per share	(0.01)	(0.01)

Weighted average number of common shares Outstanding	25,073,364	17,771,836

Madison Minerals Inc.

 (An exploration stage company)

Consolidated Statements of Cash Flows

 (expressed in Canadian dollars, unaudited)

	Three Months Ended January 31, 2006 $	Three Months Ended January 31, 2005 $

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	(186,110)	(256,311)
Items not affecting cash
Amortization	1,818	2,435
Loan bonus paid in shares	-	27,693

Changes in non-cash working capital items:
Increase in receivables	(4,162)	(1,103)
Increase in accounts payable and accrued liabilities	2,164	103,708
	(186,290)	(123,578)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	1,285,460	584,468
Deferred financing costs refunded	6,000	-
Loan proceeds	-	120,000
	1,291,460	704,468

CASH FLOWS FROM INVESTING ACTIVITY
Expenditures on resource properties	(254,301)	(592,170)
Recovery of resource property costs	200,000	-
	(54,301)	(592,170)

Change in cash and cash equivalents	1,050,869	(11,280)

Cash and cash equivalents – Beginning of period	40,587	59,720

Cash and cash equivalents – End of period	1,091,456	48,440

Supplemental disclosure with respect to cash flows (note 9)

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

For the three months ended January 31, 2006

(Unaudited – Prepared by Management)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in the Province of British Columbia and is in the process of exploring its resource properties and has not determined whether these properties contain ore reserves that are economically recoverable.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

Effective October 29, 2004, the Company changed its name from Madison Enterprises Corp. to Madison Minerals Inc. and consolidated its share capital on a 5 old for 1 new share basis.

At January 31, 2006, the Company had working capital of $1,049,685 (October 31, 2005 – ($268,956)) which, management believes will be sufficient to meet the Company’s general and administrative expenses and expenditures on exploration of its resource properties for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.

These interim unaudited consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.  These interim unaudited consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

The business of exploring resource properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations.  The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable ore reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete exploration and subsequent development and upon future profitable production from the properties or proceeds from disposition.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements, transfers or native land claims, and title may be affected by undetected defects.

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

For the three months ended January 31, 2006

(Unaudited – Prepared by Management)

2.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

While these interim unaudited consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, they follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2005.

3.

SIGNIFICANT ACCOUNTING POLICIES

These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

4.

RESOURCE PROPERTIES AND DEFERRED COSTS

	Mt. Kare Property, Papua New Guinea	Lewis Property, Nevada	Totals

Balance, October 31, 2005	$ 500,000	$ 2,124,230	$ 2,624,230
	$
Camp costs	-	385	385
Contractors and geologic staff	-	4,058	4,058
Land and Legal	-	4,392	4,392
Option Fees	-	48,808	48,808
Recovery of resource property costs	(200,000)	-	(200,000)
	(200,000)	57,643	(142,357)

Balance, January 31, 2006	$ 300,000	$ 2,181,873	$ 2,481,873

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

For the three months ended January 31, 2006

(Unaudited – Prepared by Management)

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

The Company’s authorized share capital consists of 60,000,000 common shares without par value.

	Number of Shares	Amount	Contributed Surplus

Balance as at October 31, 2005	21,833,179	$ 60,528,028	$ 1,785,937
Private placement (a)	5,000,000	1,400,000	-
Broker warrants (a)	-	-	72,161
Compensation (b)	218,037	63,231	-
Share issue costs (a)	-	(186,701)	-

Balance as at January 31, 2006	27,051,216	$ 61,804,558	$ 1,858,098

a)

In December 2005, the Company closed a private placement of 5,000,000 units at a price of $0.28 per unit to generate cash proceeds of $1,285,460, net of cash commission to the agent of $78,400 and share issue costs of $36,140.  Each unit consisted of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share of the Company at a price of $0.50 per share until December 7, 2007.  The warrants are subject to forced conversion provisions whereby after April 7, 2006 and until the expiry date of the warrants, if the closing price of the Company’s shares exceeds $1.00 for twenty consecutive trading days, the Company may, within thirty days of such twenty consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised.  The agent also received broker’s warrants entitling the purchase of up to 350,000 common shares of the Company on the same terms as the warrants described above.  The fair value of the broker warrants was estimated to be $72,161 with a corresponding share purchase warrant amount recorded in shareholders’ equity.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 3.77%, an expected life of two years, expected volatiity of 72.03% and an expected dividend yield of 0.0%.

b)

In November 2005, the Company issued 218,037 shares at a value of $63,231 to related parties.  114,762 common shares valued at $33,281 were issued to the president of the Company as compensation for accrued wage expense and 103,275 common shares valued at $29,950 were issued to a law firm controlled by a director for legal fees.

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

For the three months ended January 31, 2006

(Unaudited – Prepared by Management)

6.

STOCK OPTIONS

As at January 31, 2006, the following stock options were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

210,700	$ 0.85	March 6, 2006
100,400	0.75	May 21, 2007
368,684	1.00	December 30, 2007
50,000	0.42	May 1, 2008
20,000	2.30	December 3, 2008
115,000	1.75	March 10, 2009
100,000	0.75	May 27, 2010
905,400	0.38	May 27, 2010
145,000	0.28	October 20, 2010

2,015,184

7.

SHARE PURCHASE WARRANTS

As at January 31, 2006, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

305,400	$ 1.50	May 18, 2006
73,296	1.50	May 18, 2006
1,056,000	0.90	June 9, 2006
126,720	0.90	June 9, 2006
400,000	0.35	July 5, 2006
2,599,100	0.90	August 3, 2006
270,612	0.90	August 3, 2006
2,500,000	0.50	December 7, 2007
350,000	0.50	December 7, 2007

7,681,128

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

For the three months ended January 31, 2006

(Unaudited – Prepared by Management)

8.

RELATED PARTY TRANSACTIONS

a)

The Company incurred the following expenses with directors and a company related by way of directors in common during the three months ended January 31, 2006 and 2005:

	2006 $	2005 $

Legal fees	30,250	28,875
Wages and benefits	51,000	51,000

Legal fees and wages and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

b)

As at January 31, 2006, accounts payable and accrued liabilities include $9,718 (October 31, 2005 - $122,631) due to directors of the Company and companies related by way of common directors.

c)

During the three months ended January 31, 2006, the Company recorded reimbursements of $32,209 (2005 - $30,645) for rental of office space from companies related by way of common directors, under rental agreements between the related companies.

d)

During the three months ended January 31, 2006, the Company funded some general and administrative expenses for companies related by way of common directors.  At January 31, 2006, accounts receivable include $nil (October 31, 2005 - $2,298) due from these related companies.

e)

During the three months ended January 31, 2006, the Company received $200,000 from a Company related by way of a common director pursuant to the Mt. Kare option agreement (Note 4).

Additional related party transactions are disclosed in Note 5(b).

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

For the three months ended January 31, 2006

(Unaudited – Prepared by Management)

9.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2006	2005

Non-cash operating activities
Accrued wage expense settled with capital stock	$ (63,231)	$ -
Accounts (paid) incurred for resource property expenditures	(196,658)	(239,921)
Accrued deferred financing costs	(5,885)	-
	$ (265,774)	$ (239,921)

Non-cash financing activities
Exercise of stock options	$ -	$ -
Contributed surplus allocated to capital stock on exercise of options
Exercise of share purchase warrant	-	-
Contributed surplus allocated to capital stock on exercise of warrants	-	-
Share purchase warrants issued to broker	72,161	13,726
Share issue costs incurred with share purchase warrants	(72,161)	(13,726)
Capital stock issued for accrued wage expense	63,231	-
Accrued deferred financing costs applied against capital stock		3,237
Accrued deferred financing costs	5,885	(3,237)
	$ 69,116	$ -

Non-cash investing activities
Resource property expenditures settled through accounts payable	$ 196,658	$ 239,921

10.

SEGMENTED INFORMATION

The Company has one operating segment being the exploration of mineral properties located in Papua New Guinea and the United States (Note 4).  All equipment is held in Canada.

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

For the three months ended January 31, 2006

(Unaudited – Prepared by Management)

11.

SUBSEQUENT EVENT

Subsequent to January 31, 2006, the Company received $100,000 from a company related by way of a common director pursuant to the Mt. Kare option agreement (Note 4).

FORM 51-102F1

MANAGEMENT DISSCUSSIONS AND ANALYSIS

FOR THE THREE MONTH PERIOD

ENDED JANUARY 31, 2006

MADISON MINERALS INC.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

THREE MONTH PERIOD ENDED JANUARY 31, 2006

The following discussion and analysis, prepared as of March 29, 2006, should be read together with the interim unaudited consolidated financial statements for the three month period ended January 31, 2006 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.  All amounts are stated in Canadian dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the years ended October 31, 2005 and October 31, 2004, and the Management Discussion and Analysis for those years.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.  Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

The Company is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit.  At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations.  The Company does not currently have any producing properties and its current operations on its various properties are exploratory searches for mineable deposits of minerals.  Before and during the three month period ended January 31, 2006, the Company was primarily engaged in the continued exploration of its Lewis Property in Nevada.

The Company’s common shares trade on the facilities of the TSX Venture Exchange under the symbol “MMR”.

Overall Performance

The following is a summary of significant events and transactions that occurred during the period:

1.

In December 2005, the Company completed a private placement of 5,000,000 units at a price of $0.28 per unit for cash proceeds of $1,285,460 net of cash commission of $78,400 and share issue costs of $36,140.  Each unit consists of one share and one half share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.50 per share until December 7, 2007.  The warrants are subject to forced conversion provisions whereby after April 7, 2006 and until the expiry date of the warrants, if the closing price of the Company’s shares exceeds $1.00 for twenty consecutive trading days, the Company may, within thirty days of such twenty consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised.

2.

During the period the Company also continued its exploration of the Lewis Property in Nevada.  This work consisted of data review, program planning and claim maintenance at a cost of $57,643.

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations.  For more detailed information, refer to the Financial Statements.

	Year Ended October 31, 2005	Year Ended October 31, 2004	Year Ended October 31, 2003

Total revenues	nil	nil	nil
Net loss	$45,694,375	$970,743	$729,046
Basic and diluted loss per share	$2.25	$0.06	$0.05
Total assets	$2,752,148	$46,127,849	$44,267,125
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

The total assets of the Company have increased from year to year, due principally to investments in mineral properties funded by the sale of share capital.

The Company has not paid any dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

At January 31, 2006, the Company’s current assets totalled $1,141,011 compared to $109,436 at January 31, 2005.  The increase is due to the sale of share capital.  During the same period, current liabilities fell to $91,326 from $712,288 due to the cessation of exploration by the Company of its Mt. Kare property as a result of the Company’s option agreement with Longview Capital Partners Limited (whose assignee, Buffalo Gold Ltd. is presently carrying out exploration as part of a pre-feasibility study).  Included in the Company’s current liabilities was payables or accrued liabilities of $9,718 due to related parties as a result of legal services rendered by a company controlled by a director of the Company.  All such amounts are payable on demand.  As a result, the Company had working capital of $1,049,685 at January 31, 2006 as compared with a working capital deficiency of $602,852 at January 31, 2005.  As at both January 31, 2006 and January 31, 2005, the Company had no long-term debt.

At January 31, 2006, the Company had total assets of $3,651,119 as compared with $46,464,249 at January 31, 2005.  This decrease is due to a write-down of the Mt. Kare Property to $500,000 during the fiscal year ended October 31, 2005 due to the uncertainty of the recoverability of the historical carrying value of the property.

Share capital as at January 31, 2006 was $61,804,558, up from $58,726,537 as at January 31, 2005 due to the sale of share capital.  During the three months ended January 31, 2006, the Company issued 5,000,000 shares pursuant to a private placement to generate net cash proceeds of $1,285,460.  In addition, during the three months ended January 31, 2006, the Company issued 218,037 shares to related parties as compensation for accrued wage expense and for legal fees.

The Company's largest cash outflow in the three month period ended January 31, 2006 was as a result of general and administrative expenses of $197,378.

Expenses for the three month period ended January 31, 2006 were $197,378, down from $258,341 for the three month period ended January 31, 2005.  This decrease is primarily due to lower interest and loan bonus costs which fell by $30,991 due to repayment of a short term operating loan repaid in the prior period and lower legal fees, public relations and travel fees, which fell by $7,760, $14,392 and $51,114, respectively, due to financing activities carried out in the previous period.  These decreases were offset by increases in consulting and filing fees, which rose by $24,000 and $9,843, respectively, from the period in the previous fiscal year.

Summary of Quarterly Results

	Three Months Ended January 31, 2006	Three Months Ended October 31, 2005	Three Months Ended July 31, 2005	Three Months Ended April 30, 2005	Three Months Ended January 31, 2005	Three Months Ended October 31, 2004	Three Months Ended July 31, 2004	Three Months Ended April 30, 2004
Total assets	$3,651,119	$2,752,148	$47,449,102	$47,403,904	$46,464,249	46,127,849	45,879,685	45,269,915
Resource properties	2,481,873	2,624,230	47,136,484	46,811,004	46,317,533	45,965,284	45,165,088	44,064,960
Working capital (deficiency)	1,049,685	(268,956)	91,353	330,174	(602,852)	(608,888)	407,661	1,024,082
Shareholders’ equity	3,559,793	2,397,212	47,260,326	47,176,102	45,751,961	45,399,348	45,614,071	45,131,863
Revenues	nil	Nil	nil	nil	nil	nil	nil	nil
Net loss	(186,110)	(44,928,268)	(346,298)	(163,498)	(256,311)	(213,184)	(191,491)	(374,749)
Earnings (loss) per share*	(0.01)	(2.06)	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)

* Loss per share amounts have been restated to give effect to the one for five share consolidation carried out on October 29, 2004.

Significant changes in key financial data from 2003 to 2006 can be attributed to exploration expenditures on the Mt. Kare Property in Papua New Guinea and the Lewis Property in Nevada.  These expenditures have been funded through the sale of share capital.

Liquidity

The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration activities on its currently held properties, subject to financing.

Based on its existing working capital, the Company has sufficient funds to meet the Company’s general and administrative expenses and a portion of its share of the cost of the next phase of exploration on its Lewis Property for the coming year.  However, if the Company is to fully fund its share of expenditures on the Lewis Property, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future. If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

	January 31, 2006	October 31, 2005

Working capital (deficiency)	$1,049,685	$(268,956)
Deficit	(60,102,863)	(59,916,753)

Capital Resources

During the three month period ended January 31, 2006, the Company issued 5,000,000 units at a price of $0.28 per unit for cash proceeds of $1,285,460 net of cash commission of $78,400 and share issue costs of $36,140.  Each unit consists of one share and one half share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.50 per share until December 7, 2007.  The warrants are subject to forced conversion provisions whereby after April 7, 2006 and until the expiry date of the warrants, if the closing price of the Company’s shares exceeds $1.00 for twenty consecutive trading days, the Company may, within thirty days of such twenty consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised.

While the Company has sufficient funds to meet its anticipated general and administrative expenses for the balance of the fiscal year, the Company will require additional financing if it is to fully fund its share of expenditures on the Lewis Property during the current fiscal year.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the three months ended January 31, 2006, the Company incurred professional fees of $30,250 with a company controlled by a director and officer of the Company for legal services. The Company also paid or accrued wages and benefits of $33,281 and $17,719 to its Chief Executive Officer and a director, respectively, and was reimbursed for office and rent costs of $32,209 by companies related by way of common directors.

As at January 31, 2006, accounts payable included $9,718 due to related parties as a result of accrued wages payable to a director and accrued legal fees payable to a company controlled by a director.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Proposed Transactions

At the date hereof, there are no proposed asset or business acquisitions or dispositions.

Critical Accounting Estimates

Mineral Properties

The Company records mineral property interests, which consist of the right to explore for mineral deposits, at cost.  The Company records deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, at cost.  All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalised on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment.  If a mineral property interest is abandoned, the mineral property interest and deferred exploration costs will be written off to operations in the period of abandonment.

On an ongoing basis, the capitalised costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject mineral property interest.  Management’s determination of impairment is based on: i) whether the Company’s exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued; ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work.  As at January 31, 2006, management believes that no write-down relating to the mineral property interests and deferred exploration costs was required.

The recorded cost of mineral property interests and deferred exploration costs is based on cash paid and the assigned value of share consideration issued for mineral property interest acquisitions and exploration costs incurred.  The recorded amount may not reflect recoverable value, as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Stock-based Compensation

The Company has adopted the accounting policy described in Section 3870 of the Canadian Institute of Chartered Accountants’ handbook, “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The Company has adopted the fair value method, pursuant to which the Company recognises compensation costs for the granting of all stock options and direct awards of stock.  Any consideration paid by the option holders to purchase shares is credited to capital stock.

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates.  Income and expense items are translated at rates approximating those in effect at the time of the transaction.  Translation gains and losses are reflected in the income or loss for the period.

Investments

 Long-term investments are carried at cost.  If it is determined that the value of the investments is permanently impaired, they are written down to net realizable value.

Changes in Accounting Policies

Asset Retirement Obligations

Effective November 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This new section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operation of those assets.  Such asset retirement cost must be recognised at fair value in the period in which it is incurred, added to the carrying value of the asset, and amortised into income on a systematic basis over its useful life.  Adoption of this standard has not affected the Company’s consolidated financial statements.

Financial Instruments

The Company’s financial instruments consist of cash, receivables, deposits and accounts payable.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments is approximately equal to their carrying values, unless otherwise noted.  As at January 31, 2006, approximately 53% of the Company’s accounts payable and accrued liabilities are denominated in Papua New Guinea kina.  The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

During the three month period ended January 31, 2006, the Company continued its ongoing exploration of the Lewis Property in Nevada.  This work consisted of data review, program planning and claim maintenance at a cost of $57,643. These expenditures are comprised of camp costs of $385, contractors and geologic staff costs of $4,058, land and legal costs of $4,392 and option fees of $48,808. The expenditures in the three month period ended January 31, 2005 totalled $41,729 and were comprised of assay costs of $5,531, camp costs of $396, contractors and geologic staff costs of $28,739, land and legal costs of $1,227, option fees of $3,714 and travel and accommodation costs of $2,122.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of 60,000,000 common shares without par value of which 27,051,216 were outstanding at the end of the three months ended January 31, 2006 and as of the date hereof.

As at the date hereof, the Company has warrants outstanding entitling the purchase of 2,850,000 shares of the Company at a price of $0.50 per share until December 7, 2007 (subject to forced conversion provisions whereby after April 7, 2006 and until the expiry date of the warrants, if the closing price of the Company’s shares exceeds $1.00 for twenty consecutive trading days, the Company may, within thirty days of such twenty consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised), 378,696 shares of the Company at a price of $1.50 per share until May 18, 2006, 1,182,720 shares of the Company at a price of $0.90 per share until June 9, 2006, 400,000 shares of the Company at a price of $0.35 per share until July 5, 2006 and 2,869,712 shares of the Company at a price of $0.90 per share until August 3, 2006.

As at the date hereof, the Company had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date
210,700	$0.85	March 6, 2006
100,400	$0.75	May 21, 2007
368,684	$1.00	December 30, 2007
50,000	$0.42	May 1, 2008
20,000	$2.30	December 3, 2008
115,000	$1.75	March 10, 2009
100,000	$0.75	May 27, 2010
905,400	$0.38	May 27, 2010
145,000	$0.28	October 20, 2010
2,015,184